April 4, 2016

Via Mail

Ms. Kim McManus

Senior Counsel

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:

Request for Qualification for

The Fair-Haired Dumbbell LLC Regulation A Offering Statement on Form 1-A (File No. 024-10436)

Dear Ms. McManus:

The Fair-Haired Dumbbell LLC (“Company”) hereby respectfully requests acceleration of the qualification of the above-referenced Offering Statement to 4:30 p.m. ET on Tuesday, April 5, 2016, or as soon as possible thereafter. Please send a copy of the written order from the Securities & Exchange Commission (the “Commission”) verifying the qualified time and date of the Offering Statement to our counsel, Dinsmore & Shohl LLP, Attention: David J. Lavan,

e-mail: david.lavan@dinsmore.com. Mr. Lavan’s direct line is 202-372-9122.

On behalf of the Company, the undersigned: (i) confirms that at least one state has advised the Company that it is prepared to qualify the offering, and (ii) acknowledges that:

1.

Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing of the Offering Statement qualified, it does not foreclose the Commission from taking any action with respect to the filing;

2.

The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing qualified, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.

The Company may not assert Staff comments and the declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at 503-232-3479.

Sincerely,

THE FAIR-HAIRED DUMBBELL LLC

By: Its Manager, …Some Knucklehead, Inc.

By: Its Manager, Kevin Cavenaugh

By: /s/ Kevin Cavenaugh__________

Name: Kevin Cavenaugh

Title: Manager of …Some Knucklehead, Inc.